Exhibit 99.7

For Immediate Release	Press Contacts:
                                                                                                Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
 ir@nice.com

NICE Actimize Launches “Culture of…” Anti-Money Laundering Webinar Series to
Show How the Right Organizational Culture Supports Compliance

A well-managed culture creates consistency throughout a financial institution’s anti-money laundering compliance processes and procedures

NEW YORK – September 24, 2015 –NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, is launching a monthly Anti-Money Laundering Webinar Series starting this October. The first three webinars in the series will focus on vital themes within the AML marketplace: the importance of establishing the right culture to support compliance and regulatory needs; the ongoing fight against bribery and corruption; and finally, the need for consistency in managing risk policies, processes, and procedures.

The “Culture of…” Webinar Series will include industry subject matter experts, analysts, and compliance experts from the anti-money laundering and regulatory community as speakers. The series will kick off on October 21 with its first webinar titled, “Ensuring a Culture of Compliance” and will feature Andy Schmidt, a Principal Executive Advisor at CEB TowerGroup and a global expert on anti-money laundering prevention, as well as convergence, payment hubs, mobile payments, and regulatory standards. Paired with Schmidt will be Micah Willbrand, Director of AML Product Marketing, NICE Actimize, a subject matter expert with more than 15 years’ experience working with organizations to identify effective practices to mitigate money laundering and other financial crime risks.

According to Ed Sander, Global VP and General Manager, Anti-Money Laundering, NICE Actimize, “Building the right culture consists of three key stages: ensuring a culture of compliance by making it part of an institution’s everyday activities; eliminating those aspects of a culture that support corruption; and last, determining how to create a more consistent culture through automation and technology. Our webinar series is structured around these three critical phases.”

The first installments of the “Culture of….” Webinar Series will roll out monthly as follows:

•
Ensuring a Culture of Compliance, Oct. 21: The launch webinar will address global trends on creating and encouraging a culture of compliance – the people and processes aligned to establishing compliance as a day-to-day focus of your institution.

•
Eliminating the Culture of Corruption, Nov. 18: Touching on some of the most well-known anti-bribery and corruption issues today, this webinar will address the concerns of financial institutions and ways to spot and eradicate corruption. Speaker to be announced.

•
Enabling a Culture of Consistency, Dec. 10: This webinar will address organizational governance and how the latest Customer Due Diligence technology enables and promotes consistent risk policies. The discussion will also address those risks posed by an incomplete view of the customer.

To learn more about the Webinar Series, please visit NICE Actimize at Booth 324 at the upcoming ACAMS 14th Annual AML & Financial Crime Conference in Las Vegas on September 28-30. At the ACAMS event, NICE Actimize will also host a Knowledge Session focusing on “Managing Real-Time and Ongoing Customer Risk Assessment” on Monday, September 28th at 1:15 PM.

Topics for 2016 webinars will be announced later this year.

Additional NICE Actimize Webinar Series resources:
•	Client registration — http://info.nice.com/amlseries.html.
•	On Twitter — Follow @NICE_Actimize and the webinar hashtag #ComplianceCulture.
•	On our Blog — Look for “Culture of” participant thought leadership at www.niceactimize.com/blog.
•	At our Culture of Compliance Website by clicking here.

Webinar participation is limited to NICE Actimize clients and invited guests from financial institutions. Advance registration is required.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Sander, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.